Exhibit 99.2

October 18, 2021

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9TH Floor – 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
Suite 600, 250 – 5th Street S.W.
Calgary, Alberta T2P 0R4

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, ON M5H 3S8

Dear Sirs:

Re:	ParcelPal Logistics, Inc. (the “Company”)
Notice Pursuant to National Instrument 51‐102 ‐ Change of Auditor

As required by the National Instrument 51‐102 and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated October 18, 2021 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DALE MATHESON CARR‐HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS